[JSE LETTERHEAD]




                                                                March 28, 2006



VIA TELEFAX
-----------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:    Larry Spirgel, Assistant Director
              Kathryn Jacobson, Staff Accountant
              Kyle Moffatt, Accountant Branch Chief

                       Emmis Communications Corporation
                               FILE NO. 0-23264
                       --------------------------------

Ladies and Gentlemen:

         As discussed in the telephone conversation on March 22, 2006 with Kyle Moffat and Kathryn Jacobson regarding the quarterly reports on Form 10-Q of Emmis Communications Corporation (the "Company") for the quarters ended August 31, 2005 (filed October 11, 2005) and November 30, 2005 (filed January 9, 2006), the Company is providing to the Staff a supplemental memorandum prepared by the Company, which assesses the materiality of the classification of the Company's outstanding 6.25% Series A Cumulative Convertible Preferred Stock in accordance with the criteria set forth in SEC Staff Accounting Bulletin No. 99. The Company respectfully requests that this memorandum be treated as supplemental information under Rule 12b-4 under the Securities Exchange Act of 1934 and be returned by the Staff upon completion of its review.

         If you have any questions, please do not hesitate to call me at (317) 684-6565

                                                Sincerely,


                                                /s/ J. Scott Enright
                                                ------------------------------
                                                J. Scott Enright
                                                Associate General Counsel
                                                and Secretary

                                                                        [EMMIS
                                                               COMMUNICATIONS]


TO:         The Files

FROM:       Corporate Accounting

DATE:       March 28, 2006

SUBJECT: Management's consideration of the United States Securities and Exchange Commission Staff Accounting Bulletin No. 99 ("SAB99") - Materiality and the impact on the August 31, 2005 and November 30, 2005 Form 10-Q's

------------------------------------------------------------------------------

                             BODY OF MEMO REDACTED


The remainder of the memorandum is omitted because it was provided to the Staff supplementally pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.